Exhibit 99.1
DEBT COVENANT COMPLIANCE
AS OF JULY 31, 2010
Consolidated Adjusted EBITDA:

(in 000s)	LTM (i)	Q2 FY10	Q3 FY10	Q4 FY10	Q1 FY11
Net Loss	$(478)	$697	$(747)	$112	$(540)
Add Back:
Depreciation and Amortization	6,115	1,361	1,485	1,647	1,622
Income Tax Provision (Benefit )	(1,174)	(923)	(1,124)	(191)	1,064
Interest Charges	1,823	474	468	468	413
Non-Cash Charges	3,587	622	1,742	853	370
Allowable Add backs Pursuant to Credit Facility
Agreement	35	71	(51)	6	9

Consolidated Adjusted EBITDA	$9,908	$2,302	$1,773	$2,895	$2,938

I. Consolidated Leverage Ratio
A. Total Long-Term Obligations and Notes Payable (ii)	$1,853
B. Consolidated Adjusted EBITDA	$9,908
C. Consolidated Leverage Ratio (Line I.A ÷ Line I.B)	0.19
Maximum Permitted	2.75x to 1
II. Liquidity Test
Book Value of Consolidated Accounts Receivable at 65%	$22,755
Book Value of Consolidated Inventory at 40%	$9,857

A.	$32,612
B. Total Long-Term Obligations and Notes Payable (ii)	$1,853
(Line II.A) must be greater than (Line II. B)	Yes

III. Consolidated Fixed Charge Coverage Ratio (i)
A. Consolidated Adjusted EBITDA
1 Consolidated Net Loss	$(478)
2 Consolidated Interest Charges	$1,823
3 Benefit for income taxes	$(1,174)
4 Depreciation expenses	$5,685
5 Amortization expenses	$430
6 Non-recurring non-cash reductions of Consolidated Net Loss	$3,587
7 Allowable Add backs Pursuant to Credit Facility Agreement	$35
8 Consolidated Adjusted EBITDA (Lines III.A.1 + 2 + 3 + 4 + 5 + 6 + 7)	$9,908
B. Cash payments for taxes	$686
C. Maintenance Capital Expenditures	$2,000
D. Consolidated Interest Charges (except non-cash interest)	$461
E. Current portion of other long term debt (iii)	$47
F. Consolidated Fixed Charge Coverage Ratio ((Line III.A.8 — Line III.B — Line III.C) / (Line III.D + Line III.E)	14.2
Minimum required	2.0x to 1

Notes:

(i)	Last Twelve Months (Most Recent Four Fiscal Quarters)

(ii)	Includes letters of credit of $1.8 million and excludes subordinated debt

(iii)	Represents current portion of other long-term debt as of July 31, 2010